Ex99.80

DeFi Technologies Completes Acquisition of Remaining Interest in Valour Structured Products, a Leading Exchange Traded Product Company Focused on Digital Assets

TORONTO, April 01, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi”) (NEO: DEFI GR: RMJR) is pleased to announce that it has closed the transaction to acquire the remaining interest of Valour Structured Products (“Valour”), first announced on March 23, 2021 (the “Transaction”). Please see the Company’s press release dated January 4, 2021 for additional information on Valour.

Pursuant to the Transaction, DeFi issued a total of 36,934,316 common shares of the Company to the shareholders of Valour in proportion to their pro rata shareholdings of Valour, in exchange for the remaining interest in Valour. No finder fees were paid connection with, and no change of control of Defi resulted from, the Transaction. As a result of the Transaction, Valour is now a 100% wholly-owned subsidiary of DeFi.

Valour Highlights:

•	Bitcoin Zero started trading on December 3rd, 2020 on the Nordic Growth Market in Stockholm, Sweden.
•	In the months since December 2020, Bitcoin Zero has been in the top 3 most traded Exchange Traded Products on the exchange.
•	Valour ended the 2020 fiscal year with US$6.9 million in assets under management. It currently has US$54.5 million assets under management as of March 31, 2021.
•	Valour intends to list additional products on Boerse Stuttgart and Frankfurt in Q2 2021 (and possibly other additional global exchanges).
•	Ethereum Zero launched 30 March 2021 and subsequent digital asset product launches are planned for Q2 2021.
•
Significantly, Valour was Co-Founded by Johan Wattenstrom, Founder & Director of Nortide Capital AG. Mr. Wattenstrom was also the founder of XBT Provider, the first synthetic exchange traded product ever launched for BTC in 2015 which currently has 4 billion in assets under management.

“Valour’s mission is to provide investors with accessible and efficient access to innovate asset classes. This acquisition by DeFi Technologies creates an exciting new opportunity for us to expand our offering of innovative ETPs enabling investors to participate in real-time innovation in financial services and beyond,” said Valour CEO Diana Biggs. “Together, we have a tremendous journey ahead and we’re excited and delighted to combine our collective skills, technologies and presence to bring these opportunities to both retail and institutional investors.”

Founded in 2019, Valour Structured Products, Inc. is a company focused on creating innovative exchange traded products in the digital asset space. Following the completion of a seed financing led by leading cryptocurrency investors in 2019, Valour has received approval to be an issuer of digital asset products on leading European stock markets. Its first product launched was Bitcoin Zero, the first fully hedged, passive investment product with Bitcoin (“BTC”) as its underlying asset charging zero management fees.

Wouter Witvoet, CEO of DeFi comments “Completing the acquisition of Valour is one of many significant steps DeFi intends to take in 2021. Valour will generate substantial value for DeFi shareholders and we look forward to working with the entire Valour team.”

About Valour Structured Products Ltd.:
Valour Structured Products is a Cayman Island based company focused on issuing Exchange Traded Products (ETPs) with a focus on digital assets. Valour’s products offer the security, liquidity and oversight of regulated exchanges, with zero management fees - the only company to do so. Established in 2019 and based in Zug, Switzerland, Valour is backed by leading entrepreneurs and investors in the fintech space. Valour also owns 100 % of Catenafin AG, a Zug, Switzerland based trading desk.

About DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Investor Relations Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com Public Relations

Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction; the terms of such Transaction; the Valour business and products; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking in-formation, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.